UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2007

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company








TR-1: Notification of major interests in shares

1. Identity of the issuer or                             Pearson PLC
the underlying issuer of                            --------------------
existing shares to which voting
rights are attached:
-------------------------------
2. Reason for notification (yes/no)
-------------------------------------------------
                                                            ---------
An acquisition or disposal of voting rights                    Yes
------------------------------------------                  ---------
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are --------- attached
------------------------------------------
An event changing the breakdown of voting rights
------------------------------------------                             ---------
Other (please specify):______________
------------------------------------------                             ---------
3. Full name of person(s)                      Legal & General Group Plc (L&G)
subject to the notification                         --------------------
obligation:
-------------------------------
4. Full name of shareholder(s)  Legal & General Assurance (Pensions Management)
                                Limited (PMC)
(if different from 3.):                             --------------------
-------------------------------
5. Date of the transaction (and                          17/10/2007
date on which the threshold is                      --------------------
crossed or reached if
different):
-------------------------------
6. Date on which issuer                                  29/10/2007
notified:                                           --------------------
-------------------------------
7. Threshold(s) that is/are                           From 3% - 4%(L&G)
crossed or reached:                                 --------------------
-------------------------------

8. Notified details:

A: Voting rights attached to shares

Class/   Situation previous to the   Resulting situation after the triggering
type of  Triggering transaction      transaction
shares
if
possible
using    Number of     Number of     Number of     Number of voting  % of voting
the ISIN Shares        Voting Rights shares        rights             rights
CODE
                       Direct        Direct        Indirect Direct   Indirect

ORD      32,263,307    32,263,307    33,336,528    33,336,528        4.12
GBP0.25



B: Financial Instruments

Resulting situation after the triggering transaction

Type of     Expiration Exercise/     Number of voting rights that may   % of
financial   date       Conversion    be acquired if the instrument is   voting
instrument             Period/ Date  exercised/ converted.              rights




Total (A+B)

Number of voting rights                      % of voting rights

33,336,528                                  4.12





9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited
(LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect)
(LGIM)

Legal & General Group Plc (Direct) (L&G)(33,336,528 - 4. 12% = LGAS, LGPL & PMC)

Legal & General Investment Management        Legal & General Insurance Holdings
(Holdings) Limited (Direct) (LGIMHD)         Ltd (Direct) (LGIH)
(28,944,881- 3.58% = PMC)

Legal & General Assurance (Pensions          Legal & General Assurance Society
 Management) Limited                         Ltd (LGAS & LGPL)
(PMC) (28,944,881- 3.58% = PMC)
                                             Legal & General Pensions Limited
                                             (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:                                               N/A

11. Number of voting rights proxy holder will cease to hold:                N/A

12. Date on which proxy holder will cease to hold voting rights:            N/A

13. Notification using the total voting rights figure of 807,954,077 Additional information:

    Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to us in the form of an in-specie transfer.

14. Contact              Helen Lewis (LGIM)
    name:

15. Contact
    telephone number:   020 3124 3851







                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 29 October, 2007

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary